SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Paratek Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

699374302
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒     Rule 13d-1(b)

☐     Rule 13d-1(c)

☐     Rule 13d-1(d)

CUSIP No. 699374302	13G	Page 2 of 10

1		NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 90,020
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 90,020
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,020
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12		TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 699374302	13G	Page 3 of 10

1		NAME OF REPORTING PERSONS NexPoint Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 50,000
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12		TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 699374302	13G	Page 4 of 10

1		NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,301,555
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,301,555
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,301,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12		TYPE OF REPORTING PERSON HC, IN

CUSIP No. 699374302	13G	Page 5 of 10

1		NAME OF REPORTING PERSONS The Dugaboy Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 2,161,535
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 2,161,535
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,161,535
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.74%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 699374302	13G	Page 6 of 10

SCHEDULE 13G

This Schedule 13G (this “Filing”) is being filed on behalf of Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“HCMFA”), NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”), The Dugaboy Investment Trust, a Delaware Trust (the “Trust”), and James D. Dondero (collectively, the “Reporting Persons”).

Item 1(a)	Name of Issuer.

Paratek Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

75 Park Plaza Boston, Massachusetts 02116

Item 2(a)	Name of Person Filing.

(1)	Highland Capital Management Fund Advisors, L.P.
(2)	NexPoint Advisors, Inc.
(3)	The Dugaboy Investment Trust
(4)	James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers:

300 Crescent Court, Suite 700 Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

(1)	Highland Capital Management Fund Advisors, L.P. is a Delaware limited partnership
(2)	NexPoint Advisors, L.P. is a Delaware limited partnership
(3)	James D. Dondero is a United States citizen
(4)	The Dugaboy Investment Trust is a Delaware trust

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share

CUSIP No. 699374302	13G	Page 7 of 10

Item 2(e)	CUSIP Number.

699374302

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Amount beneficially owned:

Highland Capital Management Fund Advisors, L.P.: 90,020 NexPoint Advisors, L.P.: 50,000 The Dugaboy Investment Trust: 2,161,535 James D. Dondero: 2,301,555

CUSIP No. 699374302	13G	Page 8 of 10

(b)	Percent of Class:

Highland Capital Management Fund Advisors, L.P.: 0.2% NexPoint Advisors, L.P.: 0.1% The Dugaboy Investment Trust: 4.74% James D. Dondero: 5.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Highland Capital Management Fund Advisors, L.P.: 0 NexPoint Advisors, L.P.: 0 The Dugaboy Investment Trust: 2,161,535 James D. Dondero: 0

(ii)	Shared power to vote or direct the vote:

Highland Capital Management Fund Advisors, L.P.: 90,020 NexPoint Advisors, L.P.: 50,000 The Dugaboy Investment Trust: 0 James D. Dondero: 2,301,555

(iii)	Sole power to dispose or to direct the disposition of:

Highland Capital Management Fund Advisors, L.P.: 0 NexPoint Advisors, L.P.: 0 The Dugaboy Investment Trust: 2,161,535 James D. Dondero: 0

(iv)	Shared power to dispose or to direct the disposition of:

Highland Capital Management Fund Advisors, L.P.: 90,020 NexPoint Advisors, L.P.: 50,000 The Dugaboy Investment Trust: 0 James D. Dondero: 2,301,555

CUSIP No. 699374302	13G	Page 9 of 10

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated February 12, 2021, by and among HCMFA, NexPoint, the Trust and James D. Dondero.

CUSIP No. 699374302	13G	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:     Strand Advisors XVI, Inc., its general partner

By:      /s/ James D. Dondero

Name: James D. Dondero

Title: Sole Member

NEXPOINT ADVISORS, L.P.

By: NexPoint Advisors GP, LLC, its general partner

By:      /s/ James D. Dondero

Name: James D. Dondero

Title: Sole Member

THE DUGABOY INVESTMENT TRUST

By:      /s/ Nancy Dondero

Name: Nancy Dondero

Title: Trustee

/s/ James D. Dondero

James D. Dondero